EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
July 31, 2018

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations for the three and six months ended June 30, 2018 and 2017, our cash flows for the six months ended June 30, 2018 and 2017, and our financial position as of June 30, 2018 and December 31, 2017. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2017. Additional information regarding Shopify, including our 2017 annual information form and our annual report on Form 40-F for the year ended December 31, 2017, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed quarter with the same quarter from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	our revenue growth objectives and expectations about future profitability;

•	plans to continue making investments to drive future growth;

•	our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;

•
our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar;

•	the filing of a final base shelf prospectus and shelf registration statement on Form F-10;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;

•	our expectations regarding contractual and contingent obligations;

•	our accounting estimates and assumptions made in the preparation of our financial statements; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants;

•	our ability to manage our growth effectively;

•	our ability to protect our intellectual property rights;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to increase the functionality of our platform;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to retain key personnel;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2017 and elsewhere in this MD&A, including but not limited to risks relating to:

•	sustaining our rapid growth;

•	managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets and new geographic regions;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship;

•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;

•	our potential inability to hire, retain and motivate qualified personnel;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	our use of a cloud-based platform to deliver our services;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their customers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of "open source" software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or partners or the content of merchants' shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	our potential inability to compete successfully against current and future competitors;

•	Shopify Capital and offering merchant cash advances;

•	our pricing decisions for our solutions;

•	acquisitions and investments;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws that could be enacted or existing laws that could be applied to us or our merchants;

•	being required to collect federal, state and local business taxes and sales and use taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	ownership of our shares;

•	our sensitivity to interest and exchange rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is the leading cloud-based, multi-channel commerce platform. Shopify builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

In an era where social media, cloud computing, mobile devices and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, such as Facebook and Pinterest, apps, buy buttons, and marketplaces, such as Amazon and eBay. The Shopify API has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and customers across these multiple sales channels. Merchants use their Shopify dashboard to manage products and inventory, process orders and payments, ship orders, build customer relationships, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency for SMBs. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware; it also consolidates data generated by the interactions between consumers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.

Brand ownership. Unlike an online marketplace, Shopify is designed to help our merchants own their brand and make their consumer experience memorable and distinctive. We recognize that in a world where consumers have more choices than ever before, a merchant’s brand is increasingly important. If a consumer searches a third-party marketplace or ecommerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build customer loyalty and competitive advantage against traditional retailers.

Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s consumers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless and secure. As transactions over mobile devices now represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchants’ primary and most important interaction with online consumers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants' consumers to more easily buy products over mobile websites. Our merchants are now able to offer their customers the ability to quickly and securely check out by using Shopify Pay and Apple Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever-easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 16,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 2,500 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to SMBs and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the six months ended June 30, 2018, our platform facilitated Gross Merchandise Volume ("GMV") of $17.1 billion, representing an increase of 59.4% from the six months ended June 30, 2017. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the six months ended June 30, 2018 our total revenue was $459.3 million, an increase of 64.6% versus the six months ended June 30, 2017. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the six months ended June 30, 2018, subscription solutions revenues accounted for 45.9% of our total revenues (47.9% in the six months ended June 30, 2017). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our Shopify Advanced plan. Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Nestle, Red Bull, Rebecca Minkoff, and Kylie Cosmetics are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized ratably over the relative period and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $133.7 million in the six months ended June 30, 2017 to $210.9 million in the six months ended June 30, 2018, representing an increase of 57.8%. As of June 30, 2018, MRR totaled $35.3 million, representing an increase of 49.1% relative to MRR at June 30, 2017. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators."
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the six months ended June 30, 2018, merchant solutions revenues accounted for 54.1% of total revenues (52.1% in the six months ended June 30, 2017). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Capital, Shopify Shipping, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $145.4 million in the six months ended June 30, 2017, to $248.4 million in the six months ended June 30, 2018, representing an increase of 70.9%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to grow our merchant base, improve our platform to help our merchants sell more, build more sales channels and additional functionality to make our merchants more effective, grow our ecosystem of partners that bolster the functionality of our platform, create and strengthen relationships with referral partners, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"), which we report quarterly, and Monthly Billings Retention Rate ("MBRR"), which we report annually. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in thousands)		(in thousands)
Monthly Recurring Revenue	$35,282	$23,660	$35,282	$23,660
Gross Merchandise Volume	$9,135,639	$5,865,846	$17,088,106	$10,718,271

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $35.3 million of MRR as at June 30, 2018.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the three and six months ended June 30, 2018 and 2017, we facilitated GMV of $9.1 billion and $17.1 billion, respectively (2017 - $5.9 billion and $10.7 billion, respectively).

Factors Affecting the Comparability of our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, Shopify Capital, Shopify Shipping, transaction fees, and revenue sharing agreements, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions is likely to cause a decline in our overall gross margin percentage. However, in 2017 and through the first two quarters of 2018, this impact was masked by improved margins on Shopify Payments and the relative growth of the higher-margin solutions, Shopify Capital and Shopify Shipping, as well as an increase in referral fee revenues from partners.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

There have been no significant changes to the key components of results of our operations during the six months ended June 30, 2018. See Management's Discussion and Analysis dated February 15, 2018 as well as our 40-F for the year ended December 31, 2017 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three and six months ended June 30, 2018 and 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$110,721	$71,598	$210,919	$133,678
Merchant solutions	134,242	80,057	248,384	145,356
	244,963	151,655	459,303	279,034
Cost of revenues(1):
Subscription solutions	24,524	13,688	47,684	25,942
Merchant solutions	83,484	51,127	150,822	94,011
	108,008	64,815	198,506	119,953
Gross profit	136,955	86,840	260,797	159,081
Operating expenses:
Sales and marketing(1)	87,487	54,872	163,271	100,206
Research and development(1)	54,305	32,714	102,021	59,308
General and administrative(1)	25,924	15,161	46,599	29,935
Total operating expenses	167,716	102,747	311,891	189,449
Loss from operations	(30,761)	(15,907)	(51,094)	(30,368)
Other income:
Interest income, net	7,444	1,435	12,093	2,150
Foreign exchange gain (loss)	(636)	442	(854)	590
	6,808	1,877	11,239	2,740
Net loss	$(23,953)	$(14,030)	$(39,855)	$(27,628)
Basic and diluted net loss per share attributable to shareholders	$(0.23)	$(0.15)	$(0.38)	$(0.30)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	105,978,076	94,290,538	104,127,640	92,277,895

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(in thousands)
Cost of revenues	$637	$307	$1,126	$556
Sales and marketing	6,249	2,305	11,018	3,965
Research and development	15,221	8,075	27,137	14,393
General and administrative	4,386	2,282	7,327	4,202
	$26,493	$12,969	$46,608	$23,116

Revenues

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$110,721	$71,598	54.6%	$210,919	$133,678	57.8%
Merchant solutions	134,242	80,057	67.7%	248,384	145,356	70.9%
	$244,963	$151,655	61.5%	$459,303	$279,034	64.6%
Percentage of revenues:
Subscription solutions	45.2%	47.2%		45.9%	47.9%
Merchant solutions	54.8%	52.8%		54.1%	52.1%
Total revenues	100.0%	100.0%		100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $39.1 million, or 54.6%, for the three months ended June 30, 2018 compared to the same period in 2017. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Subscription solutions revenue increased $77.2 million, or 57.8%, for the six months ended June 30, 2018 compared to the same period in 2017. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $54.2 million, or 67.7%, for the three months ended June 30, 2018 compared to the same period in 2017. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended June 30, 2018 compared to the same period in 2017. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 39.9%, resulting in GMV of $3.6 billion that was facilitated using Shopify Payments for the three months ended June 30, 2018. This compares to a penetration rate of 37.5% resulting in GMV of $2.2 billion that was facilitated using Shopify Payments in the same period in 2017.

Merchant solutions revenues increased $103.0 million, or 70.9%, for the six months ended June 30, 2018 compared to the same period in 2017. The increase in merchant solutions revenues was primarily as a result of Shopify Payments revenue growing in the six months ended June 30, 2018 compared to the same period in 2017. The continued growth of Shopify Payments revenue was a result of growth in the number of merchants using the platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 39.1%, resulting in GMV of $6.7 billion that was facilitated using Shopify Payments for the six months ended June 30, 2018. This compares to a penetration rate of 37.7% resulting in GMV of $4.0 billion that was facilitated using Shopify Payments in the same period in 2017.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased during the three and six months ended June 30, 2018 compared to the same periods in 2017, as a result of the increase in GMV facilitated through our platform compared to the same period in 2017.

Cost of Revenues

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$24,524	$13,688	79.2%	$47,684	$25,942	83.8%
Cost of merchant solutions	83,484	51,127	63.3%	150,822	94,011	60.4%
Total cost of revenues	$108,008	$64,815	66.6%	$198,506	$119,953	65.5%
Percentage of revenues:
Cost of subscription solutions	10.0%	9.0%		10.4%	9.3%
Cost of merchant solutions	34.1%	33.7%		32.8%	33.7%
	44.1%	42.7%		43.2%	43.0%

Cost of Subscription Solutions
Cost of subscription solutions increased $10.8 million, or 79.2%, for the three months ended June 30, 2018 compared to the same period in 2017. The increase was primarily due to higher third-party infrastructure and hosting costs. The increase was also due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, credit card fees for processing merchant billings, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, cost of subscription solutions increased from 9.0% in the three months ended June 30, 2017 to 10.0% in the three months ended June 30, 2018 due to the ongoing transition to outsourcing hosting costs.
Cost of subscription solutions increased $21.7 million, or 83.8%, for the six months ended June 30, 2018 compared to the same period in 2017. The increase was primarily due to higher third-party infrastructure and hosting costs. The increase was also due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: employee-related costs, credit card fees for processing merchant billings, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, costs of subscription solutions increased from 9.3% in the six months ended June 30, 2017 to 10.4% in the six months ended June 30, 2018 due to the ongoing transition to outsourcing hosting costs.

Cost of Merchant Solutions

Cost of merchant solutions increased $32.4 million, or 63.3%, for the three months ended June 30, 2018 compared to the same period in 2017. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to higher product costs associated with expanding our product offerings, which was the main reason for cost of merchant solutions as a percentage of revenues increasing from 33.7% in the three months ended June 30, 2017 to 34.1% in the three months ended June 30, 2018.

Cost of merchant solutions increased $56.8 million, or 60.4%, for the six months ended June 30, 2018 compared to the same period in 2017. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. The increase was also due to higher product costs associated with expanding our product offerings and higher amortization of capitalized software. Although cost of merchant solutions increased in terms of dollars, it decreased as a percentage of revenues from 33.7% in the six months ended June 30, 2017 to 32.8% in the six months ended June 30, 2018. The decrease was a result of improved margins on Shopify Payments.

Gross Profit

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Gross profit	$136,955	$86,840	57.7%	$260,797	$159,081	63.9%
Percentage of total revenues	55.9%	57.3%		56.8%	57.0%

Gross profit increased $50.1 million, or 57.7%, for the three months ended June 30, 2018 compared to the same period in 2017. As a percentage of total revenues, gross profit decreased from 57.3% in the three months ended June 30, 2017 to 55.9% in the three months ended June 30, 2018, principally due to the impact of the ongoing transition to outsourcing hosting costs. This was partly offset by the growth of higher-margin merchant solutions products relative to our other revenue streams, namely referral fees from partners, Shopify Capital, and Shopify Shipping.

Gross profit increased $101.7 million, or 63.9%, for the six months ended June 30, 2018 compared to the same period in 2017. As a percentage of total revenues, gross profit decreased from 57.0% in the six months ended June 30, 2017 to 56.8% in the six months ended June 30, 2018 due to the impact of the ongoing transition to outsourcing hosting costs. This was partly offset by the relative growth of higher-margin merchant solutions products, namely referral fees from partners, Shopify Capital, and Shopify Shipping.

Operating Expenses

Sales and Marketing

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Sales and marketing	$87,487	$54,872	59.4%	$163,271	$100,206	62.9%
Percentage of total revenues	35.7%	36.2%		35.5%	35.9%

Sales and marketing expenses increased $32.6 million, or 59.4%, for the three months ended June 30, 2018 compared to the same period in 2017, due to an increase of $21.9 million in employee-related costs ($3.9 million of which related to stock-based compensation and related payroll taxes), an increase of $9.7 million in marketing programs, such as advertisements on search engines and social media, as well as payments to partners, all of which support the growth of our business, and an increase of $0.9 million related to computer hardware and software.

Sales and marketing expenses increased $63.1 million, or 62.9%, for the six months ended June 30, 2018 compared to the same period in 2017, due to an increase of $40.2 million in employee-related costs ($7.0 million of which related to stock-based compensation and related payroll taxes), an increase of $20.9 million in marketing programs, such as advertisements on search engines and social media, as well as payments to partners, all of which support the growth of our business, and an increase of $1.9 million related to computer hardware and software.

Research and Development

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Research and development	$54,305	$32,714	66.0%	$102,021	$59,308	72.0%
Percentage of total revenues	22.2%	21.6%		22.2%	21.3%

Research and development expenses increased $21.6 million, or 66.0%, for the three months ended June 30, 2018 compared to the same period in 2017, due to an increase of $21.2 million in employee-related costs ($6.8 million of which related to stock-based compensation and related payroll taxes), and a $0.3 million increase in professional services fees, all as a result of the growth in our employee base and expanded development programs.

Research and development expenses increased $42.7 million, or 72.0%, for the six months ended June 30, 2018 compared to the same period in 2017, due to an increase of $41.1 million in employee-related costs ($12.4 million of which related to stock-based compensation and related payroll taxes), a $1.1 million increase in computer software and third-party licensing fees, and a $0.5 million increase in professional services fees, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
General and administrative	$25,924	$15,161	71.0%	$46,599	$29,935	55.7%
Percentage of total revenues	10.6%	10.0%		10.1%	10.7%

General and administrative expenses increased $10.8 million, or 71.0%, for the three months ended June 30, 2018 compared to the same period in 2017, due to an increase of $9.4 million in employee-related costs ($2.5 million of which related to stock-based compensation and related payroll taxes), a $0.9 million increase in professional services fees for legal and tax services, and a $0.4 million increase in computer and software costs, all related to an increase in headcount required to support the growth of the business.

General and administrative expenses increased $16.7 million, or 55.7%, for the six months ended June 30, 2018 compared to the same period in 2017, due to an increase of $13.0 million in employee-related costs ($3.5 million of which related to stock-based compensation and related payroll taxes), a $1.7 million increase in professional services fees for legal and tax services, a $1.0 million increase in sales taxes, and a $0.6 million increase in computer and software costs, related to an increase in headcount and compliance costs required to support the growth of the business.

Other Income (Expenses)

	Three months ended June 30,		2018 vs. 2017	Six months ended June 30,		2018 vs. 2017
	2018	2017	% Change	2018	2017	% Change
	(in thousands, except percentages)
Other income (expenses), net	$6,808	$1,877	*	$11,239	$2,740	*

*	Not a meaningful comparison

In the three months ended June 30, 2018 we had other income of $6.8 million, compared to other income of $1.9 million in the same period in 2017. The increase was driven mainly by an increase in interest income of $6.0 million, primarily as a result of our increased cash, cash equivalents and marketable securities balances. This was slightly offset by the fact that we went from a foreign exchange gain of $0.4 million in 2017 to a loss in 2018 of $0.6 million which resulted in a decrease of $1.1 million.

In the six months ended June 30, 2018 we had other income of $11.2 million, compared to other income of $2.7 million in the same period in 2017. The increase was driven mainly by an increase in interest income of $9.9 million as a result of our increased cash, cash equivalents and marketable securities balances. This was slightly offset by the fact that we went from a foreign exchange gain of $0.6 million in 2017 to a loss in 2018 of $0.9 million which resulted in a decrease of $1.4 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended June 30, 2018. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(in thousands, except per share data)
Revenues:
Subscription solutions	$110,721	$100,198	$93,918	$82,435	$71,598	$62,080	$56,387	$49,839
Merchant solutions	134,242	114,142	128,896	89,021	80,057	65,299	73,996	49,739
	244,963	214,340	222,814	171,456	151,655	127,379	130,383	99,578
Cost of revenues:(1)
Subscription solutions	24,524	23,160	19,867	15,458	13,688	12,254	11,593	10,555
Merchant solutions	83,484	67,338	81,802	55,971	51,127	42,884	50,655	35,271
	108,008	90,498	101,669	71,429	64,815	55,138	62,248	45,826
Gross profit	136,955	123,842	121,145	100,027	86,840	72,241	68,135	53,752
Operating expenses:
Sales and marketing(1)	87,487	75,784	67,174	58,314	54,872	45,334	39,016	32,777
Research and development(1)	54,305	47,716	40,339	36,350	32,714	26,594	24,472	19,462
General and administrative(1)	25,924	20,675	19,745	18,039	15,161	14,774	13,952	11,002
Total operating expenses	167,716	144,175	127,258	112,703	102,747	86,702	77,440	63,241
Loss from operations	(30,761)	(20,333)	(6,113)	(12,676)	(15,907)	(14,461)	(9,305)	(9,489)
Other income	6,808	4,431	3,126	3,296	1,877	863	438	369
Net loss	$(23,953)	$(15,902)	$(2,987)	$(9,380)	$(14,030)	$(13,598)	$(8,867)	$(9,120)
Basic and diluted net loss per share attributable to shareholders	$(0.23)	$(0.16)	$(0.03)	$(0.09)	$(0.15)	$(0.15)	$(0.10)	$(0.11)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(in thousands)
Cost of revenues	$637	$489	$370	$355	$307	$249	$216	$234
Sales and marketing	6,249	4,769	3,182	2,729	2,305	1,660	1,424	1,390
Research and development	15,221	11,916	10,843	9,324	8,075	6,318	5,462	4,358
General and administrative	4,386	2,941	3,302	1,981	2,282	1,920	1,396	1,301
	$26,493	$20,115	$17,697	$14,389	$12,969	$10,147	$8,498	$7,283

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended June 30, 2018.

	Three months ended
	June 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Revenues
Subscription solutions	45.2%	46.7%	42.2%	48.1%	47.2%	48.7%	43.2%	50.1%
Merchant solutions	54.8%	53.3%	57.8%	51.9%	52.8%	51.3%	56.8%	49.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	10.0%	10.8%	8.9%	9.0%	9.0%	9.6%	8.9%	10.5%
Merchant solutions	34.1%	31.4%	36.7%	32.6%	33.7%	33.7%	38.9%	35.4%
	44.1%	42.2%	45.6%	41.6%	42.7%	43.3%	47.7%	45.9%
Gross profit	55.9%	57.8%	54.4%	58.4%	57.3%	56.7%	52.3%	54.0%
Operating expenses:
Sales and marketing	35.7%	35.4%	30.1%	34.0%	36.2%	35.6%	29.9%	32.9%
Research and development	22.2%	22.3%	18.1%	21.2%	21.6%	20.9%	18.8%	19.5%
General and administrative	10.6%	9.6%	8.9%	10.5%	10.0%	11.6%	10.7%	11.0%
	68.5%	67.3%	57.1%	65.7%	67.8%	68.1%	59.4%	63.5%
Loss from operations	(12.6)%	(9.5)%	(2.7)%	(7.4)%	(10.5)%	(11.4)%	(7.1)%	(9.5)%
Other income	2.8%	2.1%	1.4%	1.9%	1.2%	0.7%	0.3%	0.4%
Net loss	(9.8)%	(7.4)%	(1.3)%	(5.5)%	(9.3)%	(10.7)%	(6.8)%	(9.2)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Revenues experienced a seasonal decrease in our first quarters as consumers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased each quarter as a result of merchant and MRR growth which also led to GMV growth. Our merchants have processed additional GMV during the fourth quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters.

As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	June 30, 2018	December 31, 2017
	(in thousands)
Cash, cash equivalents and marketable securities	$1,574,168	$938,039
Total assets	1,809,057	1,113,564
Total liabilities	152,856	112,464
Total non-current liabilities	20,476	17,710

Total assets increased $695.5 million as at June 30, 2018 compared to December 31, 2017, principally due to our sale of Class A subordinate voting shares, which closed in February 2018. The offering raised, net of commissions and offering expenses, $647.0 million of cash, which has been subsequently used to purchase marketable securities and to support the growth of Shopify Capital. The growth of Shopify Capital resulted in an increase of $32.9 million in merchant cash advances receivable. Total liabilities increased by $40.4 million, principally as a result of an increase in accounts payable and accrued liabilities of $33.2 million, which was due to an increase in payroll liabilities, foreign exchange forward contract liabilities, third-party infrastructure costs, and costs related to marketing. The growth in sales of our subscription solutions offering resulted in an increase of deferred revenue of $4.6 million. Construction related to our new offices led to an increase in lease incentive liabilities of $2.5 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $1.7 billion, net of issuance costs, from investors.

In August 2016, we filed a short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and the registration statement allow us to offer and issue the following securities: Class A subordinate voting shares; preferred shares; debt securities; warrants; subscription receipts; and units. The securities may be issued separately or together and the aggregate amount of the securities that may be sold by us during the 25-month period that the prospectus remains effective was initially $500 million. In May 2017, we filed an amendment to our short-form base shelf prospectus increasing the amount of securities that may be issued to a total of $2.5 billion. Due to the upcoming expiry of our short-form base shelf prospectus, in July 2018, we filed a preliminary short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement, when made final or effective, will allow Shopify to offer up to $5.0 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In August 2016, we completed a public offering of Class A subordinate voting shares for an aggregate amount of $329.9 million, which consisted of a treasury offering by us and a secondary offering by certain of our shareholders. The Company received net proceeds of $224.4 million from the public offering.

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560.1 million after deducting underwriting discounts and commissions of $14.4 million and other offering expenses of $1.1 million.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $647.0 million after deducting offering fees and expenses of $10.6 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at June 30, 2018 was $1,609.3 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $636.1 million to $1,574.2 million as at June 30, 2018 from $938.0 million as at December 31, 2017, primarily as a result of our February 2018 public offering.
Cash equivalents and marketable securities include money market funds, term deposits, U.S. and Canadian federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from June 30, 2018.

The following table summarizes our total cash, cash equivalents and marketable securities as at June 30, 2018 and 2017 as well as our operating, investing and financing activities for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
	2018	2017
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$1,574,168	$932,417
Net cash provided by (used in):
Operating activities	$(2,797)	$(4,859)
Investing activities	(581,118)	(447,635)
Financing activities	663,124	566,989
Effect of foreign exchange on cash and cash equivalents	(1,085)	889
Net increase in cash and cash equivalents	78,124	115,384
Change in marketable securities	558,005	424,619
Net increase in cash, cash equivalents and marketable securities	$636,129	$540,003

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, advancing funds to merchants through Shopify Capital, marketing programs, third-party shipping partners, outsourced hosting costs, and leased facilities.

Net cash used in operating activities for the six months ended June 30, 2018 was $2.8 million. When adjusted for non-cash charges of $15.0 million of amortization and depreciation, $42.1 million of stock-based compensation expense, an increase of our provision for uncollectible merchant cash advances of $4.1 million, and unrealized foreign exchange loss of $0.4 million, net loss had a favorable cash impact of $21.7 million. The changes in other operating assets and liabilities resulted in a net cash decrease of $24.5 million for the six months ended June 30, 2018, which was attributable to: a $37.0 million increase in net merchant cash advances as we continue to grow Shopify Capital; a $16.4 million increase in trade and other receivables; and a $5.5 million increase in other current assets driven primarily by changes in our forward foreign exchange contract assets; and which was offset by: an increase of $27.3 million in accounts payable and accrued liabilities due to an increase in payroll liabilities, forward foreign exchange contract liabilities, and sales taxes payable; an increase of $4.6 million in deferred revenue due to the growth in sales of our subscription solutions; and an increase of $2.5 million in lease incentives related to the ongoing construction at our new offices.

Net cash used in operating activities for the six months ended June 30, 2017 was $4.9 million. When adjusted for non-cash charges of $9.9 million of amortization and depreciation, $20.8 million of stock-based compensation expense, an increase of our provision for uncollectible merchant cash advances of $1.9 million, and unrealized foreign exchange gains of $0.9 million, net loss had a favorable cash impact of $4.0 million. The changes in other operating assets and liabilities resulted in a net cash decrease of $8.9 million, primarily due to a $22.9 million increase in merchant cash advances offset by a $10.6 million increase in accounts payable and accrued liabilities.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, software development costs eligible for capitalization, and business acquisitions.
Net cash used in investing activities in the six months ended June 30, 2018 was $581.1 million, which was driven by net purchases of $552.9 million in marketable securities, $15.1 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, $9.4 million used for purchasing and developing software to add functionality to our platform and support our expanding merchant base, and $3.7 million used to make a business acquisition.

Net cash used in investing activities in the six months ended June 30, 2017 was $447.6 million, reflecting net purchases of $424.6 million in marketable securities. Cash used in investing activities also included $5.3 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements and equipment used in our data centers, $2.0 million used towards the development of software, and $15.7 million used to make a business acquisition.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, and exercises of stock options.

Net cash provided by financing activities in the six months ended June 30, 2018 was $663.1 million driven mainly by the $647.0 million raised by our February 2018 public offering, and $16.1 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $567.0 million for the same period in 2017 of which $560.1 million was raised by our May 2017 public offering while the remaining $6.9 million related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of June 30, 2018:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease and unconditional purchase obligations(1)	14,003	93,049	72,736	226,610	406,398
Total contractual obligations	$14,003	$93,049	$72,736	$226,610	$406,398

(1) Consists of payment obligations under our office leases in Canada, the United States, Germany, Lithuania, and China as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in Canadian Dollars ("CAD"). As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Non-GAAP Financial Measure

Effect of Foreign Exchange Rates

Converting our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates would have the following effects:

	Six months ended June 30,
	2018			2017
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Monthly Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$459,303	$(312)	$458,991	$279,034
Cost of revenues	(198,506)	627	(197,879)	(119,953)
Operating expenses	(311,891)	4,645	(307,246)	(189,449)
Loss from operations	$(51,094)	$4,960	$(46,134)	$(30,368)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's monthly average CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if monthly CAD-USD market rates from the prior reported period are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $1,574.2 million as of June 30, 2018. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the

Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The Company's CEO and CFO certified the Company's annual report on Form 40-F for the year ended December 31, 2017, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company relied on the statutory exemption contained in section 8.1 of National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

As of June 30, 2018, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures. In accordance with the Canadian Securities Administrators National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Company has filed interim certificates signed by the CEO and the CFO that, among other things, report on the appropriateness of the financial disclosure, the design of disclosure controls and procedures, and the design of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the period covered by this quarterly report, there were no changes in the Company’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

Other than the adoption of the new revenue standard described below, there have been no significant changes in our critical accounting policies and estimates during the six months ended June 30, 2018 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption.

The Company adopted this new revenue standard effective January 1, 2018, using the full retrospective method. There was no impact on previously reported results.

The most significant impact of adoption of the new revenue standard relates to the Company's accounting for incremental costs of obtaining a contract. Specifically, the Company is required to recognize as an asset the incremental sales commission costs of obtaining a contract with a merchant, if the Company expects to recover these costs. The contract assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the asset relates to, which in the Company's case, is on a straight-line basis over the estimated life of the related merchant relationship. The adoption of the new revenue standard did not have an impact on the timing and amount of revenue recognition, or on cash from or used in operating, investing, or financing activities.

Our updated revenue recognition policy is as follows:

The Company's sources of revenue consist of subscription solutions and merchant solutions. The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of themes, apps, and the registration of domain names. The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The majority of the Company's merchant solutions revenue is from fees earned from merchants based on their customer orders processed through Shopify Payments. The Company also earns merchant solutions revenue relating to Shopify Shipping, Shopify Capital, other transaction services and referral fees, as well as from the sale of Point-of-Sale (POS) hardware. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a merchant;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606-10, Principal versus Agent Considerations, for determining whether the Company should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

The Company recognizes revenue from Shopify Shipping and the sales of apps on a net basis as the Company is not primarily responsible for the fulfillment and does not have control of the promised service, and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements with merchants can include multiple services or performance obligations, which may consist of some or all of the Company's subscription solutions. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on an observable standalone selling price that is never bundled, therefore the relative allocation is not required.

The Company determined the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts generally do not include a significant financing component.

Subscription Solutions

Subscription revenue is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price that includes a variable component that is based on the merchants' volume of sales. In such cases, the Company uses the practical expedient that allows it to determine the transaction price and recognize revenue in the amount to which the Company has a right to invoice. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Revenue from the sale of separately priced themes and apps is recognized at the time of the sale. The right to use domain names is also sold separately and is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, as well as apps and domains have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

Merchant Solutions

Revenues earned from Shopify Payments, Shopify Shipping, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms. The Company earns revenue from Shopify Capital, a merchant cash advance (MCA) program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables to help ensure collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount from the merchant, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted.  As cash remittances are collected by the Company, a percentage of the payment is applied against the merchant's receivable balance, and a percentage, which is related to the discount, is recognized as merchant solutions revenue.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Recently Issued Accounting Pronouncements not yet Adopted

See “Recent Accounting Pronouncements Not Yet Adopted” described in Note 3 of the Notes to the Condensed Consolidated Financial Statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of July 26, 2018 there were 93,721,108 Class A subordinate voting shares issued and outstanding, and 12,693,086 Class B multiple voting shares issued and outstanding.

As of July 26, 2018 there were 3,443,142 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 3,197,932 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of July 26, 2018 there were 2,988,050 options outstanding under the Company’s Stock Option Plan, of which 708,985 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of July 26, 2018 there were 2,710,089 RSUs and 243 DSUs outstanding under the Company’s Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.